UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 13 - 2010 issued by TORM A/S to The Copenhagen Stock Exchange on November 18, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: November 23, 2010	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

ANNOUNCEMENT NO. 13 – 2010

18 November 2010

TORM incentive programme for employees

The Board of Directors has approved a stock option based incentive scheme (the “Programme”) including the following content:

• The Programme is extended to approximately 45 land-based TORM employees worldwide including the executive management, members of the management group and certain key employees. The Board of Directors is not included in the Programme.

• The Programme comprises stock options only and aims at incentivising the covered employees to seek to improve the share price to the mutual benefit of themselves and the shareholders of TORM A/S.

• Under the Programme, stock options can be granted in 2010, 2011 and 2012.

• Each year, the stock options are granted at the discretion of the Board of Directors in accordance with criteria determined by the Board of Directors.

• The stock options vest in connection with the publication of the annual report in the third calendar year following grant. Vested stock options may be exercised from the vesting date until the publication of the annual report in the sixth year from grant.

• The maximum number of share options to be granted under the Programme in the financial year 2010 is approximately 1,000,000. Each stock option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The company expects that an equivalent total number of share options will be issued in each of 2011 and 2012.

• For grants made in 2010, the exercise price is the average of the quoted closing price of the NASDAQ OMX Copenhagen A/S over the five business days following the publication of the third quarter report (“delårsrapportmeddelelsen for 3. kvartal”) for 2010 plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

• For grants made in 2011 and 2012, the exercise price is determined as the sum of the average of the quoted closing price of the NASDAQ OMX Copenhagen A/S over the five business days following the publication of the annual report for 2010 and 2011, respectively, plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

• The Programme is subject to Danish law and includes certain adjustment provisions and exercise conditions and other terms customary for stock option programmes of this nature.

• The market value of the 2010 allocation under this Programme based on the Black-Scholes model is calculated at USD 2.2m. The key assumptions for the calculation of the market value are:

• The exercise price is adjusted for TORM dividends
• The volatility of the TORM share was estimated at 54%
• The risk free interest rate based upon expiry of the options was 1.7%
• A share price of DKK 35 per share at the time of allocation
• The options are on average held for a period of 4.5 years

Contact	N. E. Nielsen, Chairman of the Board +45 72 27 00 00
About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 13 – 2010
18 NOVEMBER 2010 TORM A/S – INCENTIVE PROGRAMME FOR EMPLOYEES 1/1